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                              April 28, 2022

       Jerry Allison
       General Counsel
       Quanergy Systems, Inc.
       433 Lakeside Drive
       Sunnyvale, California 94085

                                                        Re: Quanergy Systems,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 11,
2022
                                                            File No. 333-264238

       Dear Mr. Allison:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 11, 2022

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the Sponsor, private placement investors, PIPE investors, or other selling securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the selling securityholders may
experience a positive rate of return based on the current trading price, the public
securityholders may not experience a similar rate of return on the securities they purchased due to
differences in the purchase prices and the current trading price.
                                                        Please also disclose
the potential profit the selling securityholders will earn based on the current trading price.
Lastly, please include appropriate risk factor disclosure.
 Jerry Allison
Quanergy Systems, Inc.
April 28, 2022
Page 2
Cover Page

2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.
3. Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors, page 8

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
59

6. We note that the projected revenues for 2021 were $7 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the
       company   s financial advisors and the SPAC in connection with the
evaluation of the
       Business Combination. We also note that your actual revenues for the year ended
       December 31, 2021 was approximately $3.928 million. Please update your disclosure in
FirstName LastNameJerry Allison
       Liquidity and Capital Resources, and elsewhere, to provide updated information about the
Comapany    NameQuanergy
       company   s    financial Systems,  Inc.further risks to the business
operations and liquidity in
                              position and
       light
April 28,    of these
          2022  Page circumstances.
                      2
FirstName LastName
 Jerry Allison
FirstName   LastNameJerry
Quanergy Systems,   Inc. Allison
Comapany
April       NameQuanergy Systems, Inc.
       28, 2022
April 328, 2022 Page 3
Page
FirstName LastName
Business, page 76

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the Quanergy Systems, Inc. securityholders identified on page 128, beneficial holders of more than 65% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
9. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sergio Chinos,
Staff Attorney, at (202) 551-7844 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing